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                           Filed by Tele Centro Oeste Celular Participacoes S.A.
                           Pursuant to Rule 425 under the Securities Act of 1933

                   Subject Company: Tele Centro Oeste Celular Participacoes S.A.

                                                  Commission File No. 333-110080


       THE FOLLOWING ARE MATERIALS FILED WITH THE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (COMISSAO DE VALORES MOBILIARIOS) AND MADE PUBLIC BY THE COMPANY RELATING TO THE PROPOSED MERGER OF SHARES (INCORPORACAO DE ACOES) OF
                         TELE CENTRO OESTE PARTICIPACOES
                   S.A. WITH TELESP CELULAR PARTICIPACOES S.A.

                                    * * * * *

         These materials may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements.

         The forward-looking statements in these materials are subject to a number of risks and uncertainties, including, but not limited to, changes in technology, regulation, the global cellular communications marketplace and local economic conditions. These forward-looking statements relate to, among other things, management strategy and the timetable for the merger of shares.

         Forward-looking statements may be identified by words such as "believes," "expects," "anticipates," "projects," "intends," "should," "seeks," "estimates," "future" or similar expressions.

         These statements reflect our current expectations. In light of the many risks and uncertainties surrounding this marketplace, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

         Investors and security holders are urged to read the prospectus regarding the strategic business combination transaction that Telesp Celular Participacoes S.A. has filed with the U.S. Securities and Exchange Commission as part of its Registration Statement on Form F-4 because it contains important information. Investors and security holders may obtain a free copy of these materials and other documents filed by Telesp Celular Participacoes S.A. and Tele Centro Oeste Celular Participacoes S.A with the Commission at the Commission's website at www.sec.gov. These materials may also be obtained for free from Telesp Celular Participacoes S.A.

                                    * * * * *

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                                    EXHIBITS



   Exhibit
   Number      Description
   ------      -----------
      1        English translation of Notice of Material Fact as filed with the
               Brazilian Securities and Exchange Commission (Comissao de Valores
               Mobiliarios).
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                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                             a publicly-held company

                                       AND

                        TELESP CELULAR PARTICIPACOES S.A.
                             a publicly-held company


                                  RELEVANT FACT


TELE CENTRO OESTE CELULAR PARTICIPACOES S.A. ("TCO") and TELESP CELULAR PARTICIPACOES S.A. ("TCP" and, collectively with TCO, the "Companies") hereby provide the following information with respect to the merger of shares of TCO into TCP for the conversion of TCO into TCP's wholly-owned subsidiary ("Merger of Shares"):

At a meeting held on December 26, 2003, the Brazilian Securities and Exchange Commission - CVM opined to the effect that the Merger of Shares "violates applicable laws".

After having reviewed the decision of CVM, the Companies continue to understand that the transaction was structured, disclosed and is proposed to the shareholders in compliance with the applicable laws, in addition to awarding an equal treatment to the shareholders concerned. For this reason, the managements of both Companies will review the situation in order to issue a recommendation to their shareholders as to the Merger of Shares. Until such time, the Companies have decided to suspend the shareholders' meetings scheduled for January 7, 2004.

                          Sao Paulo, December 29, 2003.

TELESP CELULAR PARTICIPACOES S.A.                    TELE CENTRO OESTE CELULAR
                                                         PARTICIPACOES S.A.
          Fernando Abella                           Luis Andre Carpintero Blanco